May 7, 2007

VIA: EDGAR

Ms. Sara Kalin
Branch Chief - Legal
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:      Host America Corporation
Form S-1
Filed February 20, 2007
SEC File No. 333-140788

Ms. Kalin:

Filed electronically on behalf of Host America Corporation is Amendment No. 1 to Form S-1 originally filed on February 20, 2007. On March 30, 2007, we filed our responses to your written comments of March 20, 2007 but did not at that time file an amendment to the Form S-1 as we were waiting for the Staff to complete its review of our Form 10-K for the year ended June 30, 2006. On April 20, 2007 we filed an amendment to our Form 10-K in response to the Staff’s comments. Pursuant to the Staff’s comment letter dated April 10, 2007, we have included all corresponding Form 10-K changes in our Amendment No. 1 to Form S-1. In addition, we have also updated the registration statement to reflect recent developments since the date of the original filing. This letter highlights where the changes previously requested by the Staff in its comment letter dated March 20, 2007 are included in our amended filing.

Comment No. 1 - Prospectus Summary, page 1:

Please be advised that the “Prospectus Summary” has been amended to provide a more detailed explanation of the material terms of the Shelter Island Term Loan and the warrants issued in connection with the loan. The additional disclosure is found at page 1 of the registration statement.

Comment No. 2 - Shelter Island Term Loan, page 31:

Comment previously answered in March 30, 2007 correspondence. No changes were requested by the Staff in the registration statement.

Comment No. 3 - Shelter Island Term Loan, page 31:

Comment previously answered in March 30, 2007 correspondence. No changes were requested by the Staff in the registration statement.

Comment No. 4 - Shelter Island Term Loan, page 31:

Comment previously answered in March 30, 2007 correspondence. No changes were requested by the Staff in the registration statement.

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Comment No. 5 - Shelter Island Term Loan, page 31:

Comment previously answered in March 30, 2007 correspondence. No changes were requested by the Staff in the registration statement.

Comment No. 6 - Shelter Island Term Loan, page 31:

Comment previously answered in March 30, 2007 correspondence. No changes were requested by the Staff in the registration statement.

Thank you for your assistance. If we can be of any assistance in connection with the Staff's review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer

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